

News Release
NYSE: MYE

Contact:
Garee Daniska, Assistant Treasurer-- (330) 253-5592

MYERS INDUSTRIES ANNOUNCES APPOINTMENT OF
NEW TRANSFER AGENT EFFECTIVE DECEMBER 1, 2003

FOR IMMEDIATE RELEASE: December 1, 2003, Akron, Ohio-- Myers Industries, Inc. (NYSE: MYE) today announced the appointment of National City Bank as its new stock transfer agent, registrar, and dividend disbursement and reinvestment agent effective December 1, 2003. National City, headquartered in Cleveland, Ohio, replaces EquiServe and is not affiliated with Myers Industries in any other way.

Shareholders seeking information regarding stock transfer, Employee Stock Purchase Plans, dividend reinvestment, lost certificates, and address changes may contact National City in several ways:

Shareholder Services Contact:	**Mail Courier Contact:**
National City Bank	National City Bank
Corporate Trust Operations	Corporate Trust Operations
Locator 5352	Locator 5352
P. O. Box 92301	3rd Floor -- North Annex
Cleveland, Ohio 44193-0900	4100 West 150th Street
Telephone: 1-800-622-6757	Cleveland, Ohio 44135-1385
Fax: 216-257-8508	

Dividend Reinvestment &
Employee Stock Purchase Plan Services:
National City Bank
Corporate Trust Operations
Locator 5352
P. O. Box 94946
Cleveland, Ohio 44101-4946
Telephone: 1-800-622-6757
Fax: 216-257-8367

National City--s Shareholder Services Representatives may be reached at 1-800-622-6757 between the hours of 8 a.m. and 5:00 p.m. eastern, Monday through Friday. Shareholders may access account information online at www.ncstockaccess.com.

Myers Industries, Inc. is an international manufacturer of polymer products for industrial, agricultural, automotive, commercial, and consumer markets. The Company is also the largest wholesale distributor of tools, equipment, and supplies for the tire, wheel, and undervehicle service industry in the U.S. Visit www.myersind.com to learn more.

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